EXHIBIT 3.1
STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: By way of written consent to action without a meeting of the Board of Directors of Remote Knowledge, Inc., in accordance with Section 141(f) of the General Corporation Law of the State of Delaware, resolutions were duly adopted by the Board of Directors setting forth a proposed amendment of the Certificate of Incorporation of said corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing Section 4.1 of the Article thereof numbered "IV" so that, as amended, Section 4.1 of Article IV, shall be and read as follows:

“The total number of shares of stock that this corporation shall have authority to issue is 510,000,000, consisting of 500,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of voting preferred stock, par value $.001 per share. No share shall be issued until it has been paid for, and it shall thereafter be nonassessable. The preferred stock of the corporation shall be issued in one or more series as may be determined from time to time by the Board of Directors. In establishing a series, the Board of Directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof. All shares in a series shall be alike. Each series may vary in the following respects: (1) the rate of the dividend; (2) the price and the terms and conditions on which shares shall be redeemed; (3) the amount payable upon shares in the event of involuntary liquidation; (4) the amount payable upon shares in the event of voluntary liquidation; (5) sinking fund provisions for the redemption of shares; (6) the terms and conditions on which shares may be converted if the shares of any series are issued with the privilege of conversion; and (7) voting powers.”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, the necessary number of shares as required by statute approved and consented to the amendment, by way of a written consent to action without a meeting of stockholders, in accordance with Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 22nd day of December 2008.

By: /s/ C. Gregory Peters
Authorized Officer

Title: Chief Executive Officer

Name: C. Gregory Peters